UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2013	Commission File Number: 001-35776

Acasti Pharma Inc.
(Name of Registrant)

545 PROMENADE DU CENTROPOLIS, SUITE 100
LAVAL, QUEBEC, CANADA H7T 0A3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acasti Pharma Inc.

Date: July 15, 2013	By:	/s/ Henri Harland
	Name:	Henri Harland
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Interim Financial Statements for the three-month periods ended May 31, 2013 and 2012
99.2	Management Analysis of the Financial Situation and Operating Results - Three-month periods ended May 31, 2013 and 2012
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO